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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Annual General Meeting Voting Results

VOTING RESULTS
ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
GUCCI GROUP N.V.
16 JULY 2003

VOTING ITEM	FOR	AGAINST	ABSTAIN
4.a	67,154,883	2,943	12,989
4.b	67,136,425	12,194	22,861
5.	67,124,210	26,719	20,373
6.	67,131,584	19,570	20,048
7.	67,154,290	6,335	10,577
8.	67,155,014	5,967	10,222
9.	67,158,834	2,662	9,556
10.	66,685,140	479,433	5,854

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 July 2003	GUCCI GROUP N.V.
	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

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VOTING RESULTS ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GUCCI GROUP N.V. 16 JULY 2003
SIGNATURES